Exhibit 99.1

Achilles Therapeutics Announces Voluntary Nasdaq Delisting and SEC Deregistration

London, UK 28 February 2025 – Achilles Therapeutics plc (NASDAQ: ACHL) (the Company) today announced that it has formally notified The Nasdaq Stock Market LLC (Nasdaq) of its intention to voluntarily delist its American Depositary Shares (ADSs) from Nasdaq and its intent to deregister its ADSs from the Securities and Exchange Commission (SEC) under Section 12(b) of the Securities Exchange Act of 1934 (Exchange Act). As previously reported, the Company has called a General Meeting for March 20, 2025 to obtain shareholder approval to commence a members’ voluntary liquidation. The planned delisting of the ADSs is being undertaken in connection with the contemplated liquidation.

The Company intends to file a Form 25 (Notification of Removal from Listing) with the SEC on March 10, 2025, and expects the last trading day of the Company’s common stock on Nasdaq will be March 20, 2025. Following delisting from Nasdaq, any trading in the Company’s ADSs would occur only in privately negotiated sales and potentially on an over-the-counter market if a broker makes a market in the ADSs. There is no guarantee, however, that a broker will make such a market or that trading of the ADSs will continue on an over-the-counter market or otherwise.

The Company also intends to file a Form 15 (Certification and Notice of Termination From Registration) with the SEC on or about March 20, 2025. Upon filing, the Company’s obligation to file periodic reports with the SEC, including Forms 20-F and 6-K, will be suspended immediately and will terminate when deregistration becomes effective 90 days after the Form 15 is filed.

Forward Looking Statements

This press release contains express or implied forward-looking statements that are based on the Company management’s belief and assumptions and on information currently available to the Company’s management. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s intention to delist from Nasdaq and to deregister from the SEC. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual actions to be materially different from any future actions expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent the Company’s views as of the date of this press release. While the Company may elect to update these forward-looking statements at some point in the future, the Company has no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this press release.

For further information, please contact:

Meru Advisors

Lee M. Stern

lstern@meruadvisors.com